Lathrop & Gage LLP
2345 Grand Boulevard, Suite 2200
Kansas City, Missouri 64108-2618
Phone:  (816) 292-2000
Fax:  (816) 292-2001

April 16, 2009

Via Facsimile (202) 772-9210
and Edgar

Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
100 F St., NE
Washington D.C. 20549-4561

Re:	Diligent Board Member Services, Inc.
Amendment No. 3 to Registration Statement on Form 10
Filed: February 12, 2009
File No. 000-53205

Dear Ms. Jacobs:

We received your letter dated March 4, 2009 (the “Comment Letter”) in which you commented on the Amendment No. 3 to Registration Statement on Form 10 (the “Form 10”) described above.  The responses of Diligent Board Member Services, Inc. ("Diligent") to your comments are set forth below.  For your convenience, the original comments from your Comment Letter are reproduced below in bold type.  Capitalized terms used herein have the same meanings as in the Form 10.

General

1.
In response to comment 1, you state that you have no current intention to file your delinquent quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 because of the great difficulty and expense of completing these reports.  Exchange Act Rule 13a-13 does not appear to contemplate an exemption from filing quarterly reports under such circumstances.  Please provide us with a detailed legal and accounting analysis supporting your decision.  As part of your response, please discuss whether you believe that the information that would have been included in such filings is material to investors.

Response:  The 10-Qs for June 30, 2008 and September 30, 2008 require the generation of comparable period financial statements for the accounting predecessor for the applicable quarters and interim periods of 2007.  As the predecessor did not have an intention of becoming an SEC reporting company at the time, no reliable accounting period cutoffs were done by the predecessor for those quarters and interim periods.  Diligent acknowledges the Exchange Act Rule 13a-13 does not provide a filing exemption based upon great difficulty and expense of completing appropriate 10-Qs for the referenced periods.  However, Diligent was in compliance with the disclosure requirements under the New Zealand Stock Exchange during the time periods in question, and it is Diligent’s view that any public investors trading in Diligent stock on the New Zealand Stock Exchange look to the New Zealand disclosure system when trading, and the information that would have been included in such filings would not have been material when taking into account the mix of publicly available information regarding Diligent.  Diligent filed its 10-K for 2008 on March 30, 2009 and fully intends to make all subsequent quarterly and annual periodic filings while it is subject to the reporting requirements under Section 13 of the Exchange Act.

April 16, 2009

2.
Please include updated financial statements and related information with your next amendment.  Update the disclosure in the body of the registration statement as necessary to reflect any material changes.

Response:  The Form 10 has been revised in response to your comment.

3.
We note your response to comment 2, which addressed your disclosure that as of September 30, 2008, two officers, one of whom is a director, had outstanding loans with you, which were subsequently repaid with bonuses when you became cognizant of the loan prohibition in Section 13(k) of the Exchange Act.  Your response states that the loans were repaid by the two officers via a bonus awarded to them by the Diligent Board of Directors which was directly applied to the outstanding loan.  As previously requested, please clarify whether the loans were repaid in cash.  Also provide us with a detailed explanation of the process your Board of Directors used to evaluate the appropriateness of such bonuses, including, but not limited to, whether the affected director was present or voted.

Response:  When the Board of Directors became aware of the loan prohibition, the Board of Directors evaluated the four alternative courses of action:  (i) force the officers to repay the loans; (ii) do nothing and stay in violation of Section 13(k) of the Exchange Act; (iii) terminate the officers’ employment; or (iv) award a bonus to the officers to enable them to repay their loans.  The Board of Directors determined that the officers were valuable contributors to Diligent and accordingly approved the bonuses to the officers.  The affected director was present at the meeting but recused himself from the bonus discussion and did not vote on the matter.

The loans were initially made in cash.  As noted in the Board of Director minutes provided to you with our February 12, 2009 response, the bonuses were awarded in cash but paid by means of an offset against the outstanding loan.  The bonuses are noted as such in Diligent’s financial statements and were recorded as compensation expense at the time the bonuses were awarded.

April 16, 2009

4.
Your response to comment 28 does not address the guidance you relied on for your presentation of predecessor/successor financial statements.  Please clarify for us why predecessor/successor presentation is appropriate.  As part of your response, explain to us how you arrived at your conclusion for what appears to be reorganization transactions between entities under common control

Response:  We believe that the LLC meets the definition of a predecessor under Rule 405 of Regulation C.  This rule defines a predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”  The Division of Corporation Finance Financial Reporting Manual, section 1170.2, refers to Rule 405 of Regulation C above and also notes that for financial reporting purposes “designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business …..of another entity ….. and the registrant’s own operations prior to the succession appear insignificant relative to the operations assumed or acquired.”  As Diligent had no operations prior to the contribution of the Boardbooks business on October 1, 2007, and in fact did not exist until three days prior to this date, we believe LLC meets the definition of a predecessor.

The decision to present predecessor/successor financial statements instead of combining the results of operations for the year was based on our belief that this presentation is more meaningful to our investors.  We considered the guidance in paragraphs D14 through D18 of SFAS 141, and also looked at current practice.  We determined that it was acceptable to present our financial statements on either a combined basis as suggested in paragraphs D14 through D18 of SFAS 141, or with distinct successor and predecessor periods, and that our choice of presentation should be driven by what we considered most meaningful for our Company and its investors.  We evaluated these alternatives and determined that presentation of the nine months ended September 30, 2007 separate from the three months ended December 31, 2007 was more meaningful than a combination of those periods would be, for several reasons.

Although there was continuity in the underlying business of the Company, the change from an LLC to a corporate entity coincided with significant changes in the structure as well as the goals of the Company in the period following the formation of Diligent Board Member Services, Inc.  Most importantly, the contribution of the Boardbooks business by the LLC to Diligent was in anticipation of our initial public offering in December 2007.   Subsequent to October 1, 2007 the Company was completely focused on the Boardbooks product.   The IPO resulted in a significant infusion of cash which directly impacted our operations.  Combining these periods would not present a clear picture of how becoming a public entity impacted the Company.  Subsequent to the IPO, our expenses increased significantly, particularly for share-based compensation, compliance, and sales and marketing.  These costs were a direct result of the creation of the new company and our subsequent IPO.

Our decision was also influenced by the fact that the majority of our stockholders reside in New Zealand.  As a company listed on the New Zealand Stock Exchange (“NZX”), we are subject to reporting requirements of the NZX.  In accordance with New Zealand reporting requirements, the financial statements included in our 2007 Annual Report included only a balance sheet as of December 31, 2007 and an income statement for the three months ended December 31, 2007.  As permitted by an exemption under New Zealand law, the NZX will accept the Company’s financial statements prepared in accordance with US GAAP, and therefore these financial statements will also be filed with the NZX.  We have been advised that a combined presentation would not be acceptable reporting in New Zealand.

April 16, 2009

Given the weight of the factors above, we concluded that the best presentation of our 2007 financial statements would be to present separate predecessor and successor reporting periods.

Item 1.  Business, page 2

Recent Developments: New Zealand Offering, page 4

5.
We note your response to comment 4, which asked you to explain the business purpose for structuring the transaction such that DBMS LLC retained certain Diligent Boardbooks liabilities, and you then loaned DBMS LLC $6.8 million to discharge the liabilities.  Please specify the amount of liabilities retained by DBMS.

Response:  The Form 10 has been revised in response to your comment.

Item 1 a.  Risk Factors, page 11

“We might not collect our note receivable,” page 13

6.
We note your revised disclosure in response to comment 11, which asked you to expand your disclosure about the note receivable.  You state that the note is secured by a first-lien pledge of 25,000,000 of your shares, which includes 892,500 shares pledged directly by Corcoran Consulting LLC and 105,000 shares yet to be received from one shareholder.  Please explain why Corcoran Consulting LLC has pledged 892,500 shares.  In addition, for the unidentified shareholder, identify the shareholder, clarify what you mean by “shares yet to be received,” and explain why this shareholder has pledged shares.  Finally, disclose whether the shares securing the note have also been pledged to secure other obligations.  Make similar revisions, as necessary, in Item 7.

Response:  The 105,000 shares have now been received, and the Form 10 has been revised in response to your comment.

“Loans to two of our officers (one of whom was a director)…” page 16

7.
We note your statement that “the existence of the loans at the time of the Original Filing may have unknowingly and temporarily violated Section 402 of the Sarbanes-Oxley Act of 2002.”  Please revise this risk factor to remove the implication that such loans “may have” or “temporarily” violated Section 402.  In addition, revise your disclosure on page F-23 to clarify that because the loans were outstanding at the time you filed your Form 10, you violated Section 402.

April 16, 2009

Response:  The Form 10 has been revised in response to your comment.

Item 2.  Financial Information, page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 28

8.
The disclosure in the third and fourth paragraphs of this section regarding the potential receipt of $3 million in capital from the sale of convertible preferred stock is repetitive.  Please revise your disclosure so that it does not appear that you are referring to two separate $3 million infusions of capital.

Response:  The Form 10 has been revised in response to your comment.

Item 6.  Executive Compensation, page 37

Director Compensation, page 38

9.	Please disclose the exchange rates used to calculate the dollar amounts listed for Messrs. Charlton, Saxton, Bettle, Huljich, Lawler, and Russell.

Response:  The Form 10 has been revised in response to your comment.

10.
The “All Other Compensation” column of the table discloses that Mr. Lawler received $207,801 for the twelve months ended December 31, 2008.  Footnote 2 indicates that $72,922 of this amount reflects a bonus issued to Mr. Lawler to repay a non-interest bearing loan from the Company.  Please describe the basis for the additional $134,879 that Mr. Lawler received.

Response:  The Form 10 has been revised in response to your comment.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 38

Transactions with Promoters and Certain Control Persons, page 38

11.
We note your response to comment 19, which asked you to provide the information required by Item 404(c) of Regulation S-K for your predecessor.  You state that on January 1, 2007, DBMS LLC acquired various assets related to the Boardbooks business from Manhattan Creative Strategies, LLC and MSO New York, LLC, each of which is a subsidiary of Diligent Partners LLC, and that DBMS LLC did not give consideration for these assets other than the assumption of certain contracts.  Please revise your disclosure to explain the business reason for the transaction, why no money was exchanged, and who approved the transaction.

April 16, 2009

Response:  The Form 10 has been revised in response to your comment.

12.
You state that on October 1, 2007, DBMS LLC contributed all of the assets and certain of the liabilities relating to the Boardbooks business to you in exchange for 68,484,611 shares of your common stock worth approximately $50 million.  It is unclear from your disclosure whether the lead manager for your New Zealand public offering valued the business contributed by DBMS LLC in connection with this transaction, or how the amount was determined.  Please revise to include a more detailed description of how the amount of consideration was determined, and to explicitly state who determined the amount.

Response:  The Form 10 has been revised in response to your comment.

13.
We note your response to comment 20, which asked you to disclose the name of each related party and the basis on which the party is a related party, and to provide a more detailed description of the related person’s interest in the transaction, including the related person’s position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.  Please revise to clearly disclose the nature of your related party relationship with Yankee Hill Company, LLC.  In addition, name the company that you paid $373,000 for general and administrative services, and the member of Diligent Partners that owns the company.

Response:  Yankee Hill Company, LLC is owned by Bob Craig, who holds only 1.9% of the common stock of Diligent beneficially and is not a director or executive officer of Diligent.  Thus, the disclosure regarding Yankee Hill Company, LLC has been deleted in Item 7 of the Form 10.

The Form 10 has been revised in response to your comment with respect to the provider of general and administrative services

14.
We note your response to comment 21, which asked you to include all of the information required by Item 404(a)(5) of Regulation S-K for the loan to DBMS LLC.  In footnote 12 on page F-21, you disclose that at September 30, 2008 the outstanding loan balance was $7,073,373 (including accrued interest of $283,360), and that the loan bears interest at 5% per annum.  Please revise this section to add the current outstanding loan balance, and disclose the interest rate.

Response:  The Form 10 has been revised in response to your comment.

15.
We note your response to comments 22 and 23.  You state that you advanced approximately $6.8 million to or on behalf of DBMS LLC, of which approximately $3.7 million was used to satisfy certain liabilities retained by DBMS LLC and an additional approximately $3.1 million was used by the holders of DBMS LLC liabilities to subscribe for shares of your common stock in a non-registered offering conducted concurrently with your initial public offering on the New Zealand Stock Exchange.  Please clearly disclose the amount of the liabilities retained by DBMS LLC at the time that it contributed all of the assets and certain of the liabilities relating to the Boardbooks business to you.  Explain what liabilities were retained by DBMS LLC, and whether any of the retained liabilities were to any of your promoters.  Discuss why $3.1 million of the $6.8 million loaned to DBMS LLC was used to purchase your shares in an unregistered offering.  Disclose the identity of any of your promoters who used money loaned to DBMS LLC to purchase shares in the unregistered offering, and the process used to determine the appropriateness of the transaction.

April 16, 2009

Response:  The Form 10 has been revised in response to your comment.

Item 11.  Description of Securities to be Registered, page 44

16.
Please revise your disclosure to address your solicitation of common shareholder votes to authorize an increase in the number of shares of your authorized common stock to 250 million shares in connection with the issuance of $3 million of convertible preferred shares.  Disclose that the increase in common stock is to account for the conversion of the preferred shares into shares of your common stock.

Response:  The Form 10 has been revised in response to your comment.

17.
We note that you have incorporated your description of your authorized preferred stock by reference to your proxy statement.  Please file as an exhibit the pertinent pages of the document incorporated by reference into the registration statement, or remove the incorporation by reference and revise this section to include a materially complete description of your authorized shares of preferred stock.  See Exchange Act Rule 12b-23.

Response:  The Form 10 has been revised in response to your comment.

Item 15.  Financial Statements and Exhibits, page 49

18.
We note your response to comment 25, which addressed your disclosure that on November 20, 2008, LLC agreed to pledge an additional 11,500,000 common shares of Diligent as further collateral for the note receivable, and asked you to file this agreement as an exhibit.  Despite your response, it does not appear that you have filed this agreement as an exhibit.  Please advise.

Response:  The agreements are included as Exhibits 10.5.2 and 10.5.3 to the Form 10..

19.
We note your response to comment 26, which asked you to file the material leases for your properties as exhibits.  Please provide a more detailed legal analysis of why you believe that your leases are not material; address the cost and ease of relocating your offices and finding new leases on similar terms.

April 16, 2009

Response: Diligent continues to believe that none of its property leases are material.  The New York and New Jersey office leases are of general use office space that is not customized in any material manner to Diligent.  The operations at any of its locations can be easily relocated with minimal cost or business disruption, and vacant office space of the type and amount required is easily available in the market.  As a “software-as-a-service” company, Diligent does not hold any property described in Form 10 that is material to the business at its office locations.

20.
We note your response to comment 27.  Notwithstanding your response, your New Jersey office lease is with a related party and has not been filed as an exhibit.  Please provide us with your legal analysis of Item 601(b)(10) supporting your decision not to file this lease as an exhibit.

Response:  Diligent assumed payment of the lease from a related party, Diligent Partners, LLC, in 2007.  The landlord is an unrelated third-party and there is no compensation paid to Diligent Partners, LLC in connection with the lease.  The lease terminates in May 2009 and, if renewed, will be renewed directly by Diligent.  As noted in the response to comment 19, the lease is not material to Diligent and is with an unrelated landlord.  Accordingly, the New Jersey office lease does not meet the requirements for filing as an exhibit set forth in Item 601(b)(10) of Regulation S-K.

Consolidated Balance Sheets, page F-3

21.
Your response to comment 29 indicates you believe the note from DBMS should not be presented as a deduction from equity because DBMS used the proceeds from the note to discharge liabilities.  Please clarify for us why DBMS’s use of the note proceeds controls Diligent’s accounting model when it appears that, in substance, Diligent entered into an equity transaction with an affiliated entity.  Please refer to authoritative accounting guidance in your response.

Response:  Diligent’s response to your initial inquiry was predicated on a misinterpretation of the substance of your question.  Diligent believes your initial comment stems from a misunderstanding regarding the substance and origins of the DBMS LLC note and related transactions.  The following is a brief background and timeline regarding the note, which Diligent hopes will provide a more complete understanding of the true substance of the transaction.

Prior to October 1, 2007:  At all relevant times prior to October 1, 2007, the Boardbooks business was owned and operated by DBMS LLC.  During this stage of the Company, DBMS LLC incurred a number of obligations in developing the business including bank and credit card debt and liabilities to vendors as well as raising seed capital through the issuance of debt to outside investors and existing members of DBMS LLC.  In connection with the contemplated offering of shares on the New Zealand Stock Exchange in the 4th quarter of 2007, DBMS LLC and its advisors decided to restructure ownership of the business so that shares would be issued by a Delaware corporation.  The restructuring was consummated through a Contribution Agreement (Exhibit 10.1 to Form 10) under which all of the existing assets and business of DBMS LLC, subject to certain liabilities, were transferred to Diligent, a newly-formed Delaware corporation, in exchange for 100% of its stock.  DBMS LLC and its members were advised by their tax counsel that the transfer of liabilities in excess of adjusted basis of assets would trigger an income tax liability under Section 357 of the Internal Revenue Code.  Accordingly, DBMS LLC insisted, and Diligent agreed, that in order to effectuate a tax free transaction, Diligent would loan DBMS LLC up to $6.8 million of the proceeds from the New Zealand offering pursuant to a Promissory Note and Security Agreement (Exhibit 10.4 to Form 10) in order to enable DBMS LLC to pay off the remaining liabilities that had not been assumed by Diligent.  According to LLC’s tax counsel, the income tax effect of this would be that LLC had a transfer of liabilities from one creditor to another, hence no immediate tax consequences.  It is important to note that if the Company were to subsequently forgive the debt, or if the LLC were to default, either of these events would trigger significant adverse tax consequences to the LLC members.  Accordingly, it was important that the debt be, in both substance and form, a bona fide liability to the LLC and receivable to the Company.

April 16, 2009

December 12, 2007:  Diligent completes its New Zealand offering and funds the DBMS LLC loan.  Initially, the note is secured by a second lien upon 14 million shares of Diligent common stock received by DBMS LLC under the Contribution Agreement.  The first lien secures a revenue warranty made by DBMS LLC to the investors in the New Zealand offering.  In funding the loan, only $3.7 million in cash is actually advanced to LLC.  The remaining $3.1 million is satisfied through the assumption of that portion of LLC’s liabilities which arose from the raising of seed capital.  We believe some confusion may have arisen from our disclosure in the financial statements of the subscription agreements relating to the private placement which occurred on December 10, 2007 from this portion of the loan proceeds.  The subscription agreements were between the former creditors of LLC who invested prior to the formation of the Company, and the Company.  While some of the DBMS LLC creditors were also DBMS LLC members, not all DBMS LLC creditors were also DBMS LLC members; In exchange for the $3.1 million, 4,238,650 shares were issued, which included 1,747,366 issued to DBMS LLC members (including direct and indirect members) and 2,491,284 issued to unrelated third party investors.  The shares issued to the LLC members were issued to only 6 members, based upon amounts of pre-IPO money that they loaned to LLC in anticipation of the IPO, not in relation to their pro rata membership interest.  Furthermore, of the 4,238,650 shares, only 568,788 shares were issued to employees/officers.

February 18, 2008:  In connection with DBMS LLC distributing the unencumbered shares of Diligent common stock held by it to its members, DBMS LLC voluntarily provides a first lien pledge of an additional 13,500,000 shares of Diligent common stock to secure the Promissory Note pursuant to a Share Pledge Agreement (Exhibit 10.5.1 to Form 10).  DBMS LLC was under no legal obligation to provide the additional shares.  As a result, the Promissory Note is secured by a first lien against 13,500,000 shares and a second lien against an additional 14,000,000 shares.

April 16, 2009

November, 2008:  In light of the anticipated forfeiture of the 14,000,000 shares pledged to the revenue warranty, the independent directors of Diligent’s Board of Directors ask DBMS LLC to provide additional shares of common stock to collateralize the Promissory Note.  DBMS LLC agrees voluntarily to provide an additional 11,500,000 shares of Diligent common stock to secure the Promissory Note and undertakes a capital call to its members to recontribute shares of Diligent common stock previously distributed to them.

January 14, 2009:  DBMS LLC and Diligent amend the Share Pledge Agreement (Exhibit 10.5.2 to Form 10) to add 10,607,500 additional pledged shares and also enters into a direct Share Pledge Agreement with Corcoran Consulting, LLC (Exhibit 10.5.3 to Form 10), which pledges its pro rata portion of the capital called shares (892,500) directly to Diligent.

January 26, 2009:  The 14,000,000 shares of common stock pledged to secure the revenue warranty are returned to Diligent and cancelled.

March and April, 2009:  In accordance with SFAS 114, the Company records a $5.8 million impairment loss and corresponding valuation allowance on the Note as of December 31, 2008.  Our decision is based on our conclusion that it is probable that we will be unable to collect the full amount contractually due in September 2010, based on current economic conditions.  We view this as a bad debt loss, as per SFAS 114, not an adjustment to our equity.  In fact, it is management’s hope that our stock price will recover in the next eighteen months and we will collect substantially all, if not all, of the amounts due, however GAAP does not permit us to anticipate the recovery in the value of our stock.

Because the stock pledge transactions which resulted in 25,000,000 shares being pledged as collateral were unrelated to the credit advance under the Promissory Note, it is Diligent’s conclusion that the Promissory Note and related transactions are substantive transactions and not subscription transactions between DBMS LLC and its members, on one hand, and Diligent, on the other hand.

SAB Topic 4, section G is directly on topic with respect to our transaction.  In essence it reads:

…The balance sheet of a corporate general partner is often presented in a registration statement. Frequently, the balance sheet of the general partner discloses that it holds notes or other receivables from a parent or another affiliate. Often the notes or other receivables were created in order to meet the "substantial assets" test which the Internal Revenue Service utilizes in applying its "Safe Harbor" doctrine in the classification of organizations for income tax purposes…

April 16, 2009

…While these notes and other receivables evidencing a promise to contribute capital are often legally enforceable, they seldom are actually paid. In substance, these receivables are equivalent to unpaid subscriptions receivable for capital shares which Rule 5-02.30 of Regulation S-X requires to be deducted from the dollar amount of capital shares subscribed...

Although the first paragraph above is almost identical to the transaction described with SSH LLC, there is at least one important difference.  The Note was not created to meet the “substantial assets” test.

More important is the difference in our transaction with one contemplated in the second paragraph above.  It is our understanding that the key to the interpretation of the SAB goes to substance over form as pointed out in the second paragraph.  Specifically, “…While these notes…are often legally enforceable, they seldom are actually paid…”.  In our case it is certain that there is clearly intent to repay the note, as evidenced by the fact LLC Members voluntarily pledged (after the fact) 25,000,000 shares as collateral for the Note.  Considering that the “legally enforceable” document with LLC was non-recourse to the individual Members, if there is not a very strong intent to repay the note, these shares would never have been pledged.  Additionally, we believe the terms of the Note, with quarterly interest payments and a relatively short maturity, are consistent with an obligation that is intended to be repaid.

The Division of Corporation Finance Financial Reporting Manual, section 7320.1, summarizes the essence of Topic 4G when it states that receivables from affiliates which are the equivalent of unpaid subscriptions receivable or capital distributions should be reflected as a deduction from equity.  It is our contention that the Note is not the equivalent of an unpaid subscription or a capital distribution.  The shares issued to LLC in connection with the Contribution Agreement were issued free and clear of any contingencies regarding the collectibility of the Note.  As noted above, although the Note was initially secured by 14,000,000 shares of the Company’s stock, that was a secondary lien to a warranty relating to the Company’s Annualized License Fees (ALF), which in fact caused those 14,000,000 shares to be surrendered to the Company when it failed to meet its ALF targets.  The 25,000,000 shares held as security on the Note were voluntarily pledged after the fact, in an effort by SSH to show its good faith intent to repay the Note.  As the Note is nonrecourse to the holders, SSH could have refused to pledge additional collateral.

We believe that our decision to record a $5.8 million charge to our income statement testifies to our belief that the Note is a bona fide receivable.  The Note is not currently in default.  On March 30, 2009, 2,387,263 shares of Company stock held by SSH LLC were sold in a private transaction as permitted by the pledge agreement securing the Note.  The proceeds were applied to the quarterly interest payment due April 1, 2009 and will be applied to the July 1, 2009 quarterly interest payment.

April 16, 2009

Given these facts, we believe that the Note was created in a separate and distinct transaction from the issue of shares to SSH LLC and, therefore, the proper presentation of the Note on the balance sheet is in the asset section.

22.
Notwithstanding your response to the immediately preceding, please tell us how you considered whether an allowance is required against the note from DBMS given the note is currently under-collateralized, DBMS has no substantive business operations, and you disclose on page 28 that you are currently negotiating with DBMS to prepay the note at a discount.

Response:  In accordance with SFAS 114, Diligent recorded a $5.8 million impairment loss and corresponding valuation allowance on the Note as of December 31, 2008.  Diligent’s decision is based on its conclusion that it is probable that Diligent will be unable to collect the full amount contractually due in September 2010, based on current economic conditions.

The discussion regarding prepayment of the note stemmed from a need to generate cash for working capital purposes, which discussions have been terminated in light of Diligent’s completion of a $3 million private placement of Series A Preferred Stock on March 11, 2009.

Notes to Consolidated Financial Statements

Benefit Plans, page F-27

23.
Your response to comment 31 indicates you believed that a fair value measurement using a quoted market price after your shares became public was a reasonable estimate of fair value.  We also note from your disclosure on page 41 that the stock offered in your IPO and a concurrent private placement transaction on December 10, 2007 was sold at a price in excess of the closing market price of your stock on December 12, 2007.  Please clarify for us how you concluded your IPO and private placement price was not the best measure of fair value for your share-based awards at the date of grant.  As part of your response, tell us when you first initiated discussions with the underwriters of your IPO and when the underwriters first communicated their estimated price range and amount for your stock.  Also, provide us with the history of price negotiations related to the private placement.

Response:  In November 2007, subscriptions were received for a private placement from accredited investors at NZD1.00.  Since the shares were going to be issued in December at the date of the IPO and the Company did not know what the exact exchange rate was going to be on the completion date of the IPO, it was agreed with the subscription holders to use the IPO price at a fixed exchange rate of .75.  Hence the private placement was done on December 10, 2007 at US$0.75.  On December 12, 2007, the date the IPO was completed, the stock was issued at NZD1.00 which translated to US$0.7663 at that date.  For purposes of the restricted stock, the Company used a fair value measurement of the closing price of the stock at the close of business on the first date of trading in New Zealand, December 12, 2007.  On that date, the stock closed at NZD0.90 which translates to US$0.69 using the actual exchange rate of .7663 on December 12, 2007.  We believe the actual closing price of the Company’s stock on that date was more indicative of the value of the restricted shares than the initial IPO price.

April 16, 2009

The New Zealand offering process does not involve underwritten offerings in the US sense, but rather are conducted on a best efforts basis.  The Company retained McDouall Stuart as lead manager of the Company’s New Zealand offering in September 2007.  The pricing of the offering was based on negotiations between the Company and McDouall Stuart in September 2007, which resulted in a mutually agreed pre-money “debt-free” valuation of approximately $58 million assuming the Company met its aggressive first year sales projections, and included a scaled “claw-back” provision in the event projections were not met.  The “claw back” provision, triggered on December 31, 2008 because the projections were not achieved, effectively reduced the pre-money valuation to approximately $47 million. The ultimate offering of $18 million resulted in a post-money valuation of approximately $76 million at the time of the IPO (or $65 million if including the claw-back).

*   *   *   *   *   *

Please do not hesitate to contact me at (816) 460-5825 with any questions or comments you may have regarding the above responses.

Very truly yours, LATHROP & GAGE LLP By: /s/Wallace E. Brockhoff Wallace E. Brockhoff